EXHIBIT (a)(5)(ii)
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

ROCHE HOLDINGS, INC., a Delaware Corporation; and ROCKET ACQUISITION CORPORATION,  a Delaware Corporation,

Plaintiffs,

 v.

CHRISTOPHER M. GLEESON; JACK W. SCHULER; JOHN PATIENCE; THOMAS M. GROGAN; THOMAS D. BROWN; ROD DAMMEYER; EDWARD M. GILES; MARK C. MILLER; JAMES R. WEERSING; and VENTANA MEDICAL SYSTEMS, INC., a Delaware Corporation,

Defendants.
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No. _____-__

VERIFIED COMPLAINT FOR
DECLARATORY AND INJUNCTIVE RELIEF

Plaintiffs Roche Holdings, Inc. (“Roche Holdings”), an indirect, wholly owned subsidiary of Roche Holding Ltd (“Roche”), and Rocket Acquisition Corporation (“Rocket Acquisition”), an indirect, wholly owned subsidiary of Roche Holdings and Roche, by their undersigned attorneys, file this verified complaint (the “Complaint”) against Ventana Medical Systems, Inc. (“Ventana”), and Christopher M. Gleeson, Jack W. Schuler, John Patience, Thomas M. Grogan, Thomas D. Brown, Rod Dammeyer, Edward M. Giles, Mark C. Miller, and James R. Weersing (collectively, the “Director Defendants,” and together with Ventana, the “Defendants”), upon knowledge as to matters relating to themselves and upon information and belief as to all other matters, and allege as follows:

NATURE AND SUMMARY OF ACTION

1.  This action seeks redress for breaches of fiduciary duty by the members of the board of directors of Ventana (the “Ventana Board”) in taking certain defensive measures to thwart, and refusing to give due consideration to, a bona fide, fully financed acquisition proposal by Rocket Acquisition.  In light of the Ventana Board’s continued refusal during the last five months to properly consider Roche’s proposal, Roche issued a press release on June 25, 2007 (the “Press Release”) announcing its intention to promptly commence a fully financed, non-coercive, non-discriminatory, all-cash offer for all of the outstanding shares of Ventana common stock (the “Tender Offer”).1  On June 27, 2007, Rocket Acquisition formally commenced the Tender Offer.2  Specifically, this action seeks declaratory and injunctive relief requiring Ventana to dismantle its “poison pill” and exempt the Tender Offer from the Delaware business combination statute and enjoining the Defendants from taking any further action to frustrate the Tender Offer.
2.  Under the terms of the Tender Offer, Ventana stockholders whose shares are purchased by Rocket Acquisition will receive $75 net per share in cash, resulting in a potential total purchase price of approximately $3 billion.  This offer represents a 44% premium above the average closing price of Ventana’s stock on the Nasdaq Global Select Market on the last full trading day before the first public announcement of Roche’s

1 A copy of the Press Release is annexed hereto as Exhibit 1.

2 A copy of the Offer to Purchase for Cash All Outstanding Shares of Common Stock (including the associated preferred stock purchase rights) of Ventana Medical Systems, Inc. at $75.00 Net Per Share by Rocket Acquisition Corporation, dated June 27, 2007 (the “Offer to Purchase”), is annexed hereto as Exhibit 2.

intention to commence the Tender Offer, and a 55% premium over the average closing price of Ventana’s stock over the previous three months.
3.  The Tender Offer will be the initial step in a proposed two-step transaction pursuant to which Rocket Acquisition would acquire all of the outstanding shares of Ventana common stock.  If successful, the Tender Offer will be followed by a merger of Ventana and Rocket Acquisition or one of its affiliates (the “Proposed Merger,” and together with the Tender Offer, the “Proposed Acquisition”).  Pursuant to the Proposed Merger, each then-outstanding share of Ventana common stock (other than shares owned by Roche, any of Roche’s subsidiaries, or any stockholder who properly exercises appraisal rights) would be converted into the right to receive an amount in cash equal to the price paid in the Tender Offer.
4.   Since January 2007, Roche has attempted to engage Ventana’s management and the Ventana Board in a discussion concerning the merits of a potential strategic transaction involving the companies.  In a series of telephone calls and letters directed to Ventana’s management and the Ventana Board, Roche outlined its view that the companies should consider pursuing a partnership model through which Roche would acquire a majority of Ventana’s stock in a negotiated transaction for cash at a premium to market (including an appropriate control premium), with Ventana retaining its management and continuing to be publicly traded and managed and headquartered in Arizona.  When Ventana purported to have no interest in such a transaction, or indeed any transaction (apparently without regard to price), Roche offered to acquire 100% of

Ventana at the price, $75 per share, of the current Tender Offer and Proposed Merger.  When Ventana continued to refuse to engage in a discussion regarding a negotiated transaction — and, in fact, refused even to accept a call from the Chairman and Chief Executive Officer of Roche — Rocket Acquisition commenced the Tender Offer.  Over the past several months, and most recently in the Press Release and the Offer to Purchase, Roche has reiterated that it would strongly prefer to pursue a negotiated transaction with Ventana.  Notwithstanding this extraordinary, non-threatening opportunity for its stockholders, Ventana and the Ventana Board continue to refuse to engage in any meaningful dialogue with Roche on this matter.
5.  On March 9, 1998, the Ventana Board adopted a stockholder rights plan (the “Rights Plan”), commonly referred to as a “poison pill,” which is designed to thwart any acquisition of Ventana, or of more than 20% of Ventana’s stock, that does not have the approval of the Ventana Board.  The economic impact of the Rights Plan provides the Ventana Board with the power to prevent summarily the consummation of the Tender Offer.  The Rights Plan was adopted without the approval of the Ventana stockholders, and if the Rights Plan remains in effect and applicable to Rocket Acquisition’s Tender Offer, it will deprive the Ventana stockholders of the opportunity and right to decide whether to accept the premium offered for their shares and will impose an insurmountable obstacle to Rocket Acquisition’s consummation of the Tender Offer and the Proposed Merger.

6.  In addition, the Ventana Board likely will be able to prevent Rocket Acquisition from consummating the Proposed Merger for at least three years unless the Ventana Board exempts the Tender Offer from certain restrictions imposed by section 203 of the Delaware General Corporation Law (“DGCL § 203”).
7.  The Tender Offer thus will be conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Tender Offer that number of Ventana shares (together with the associated preferred stock purchase rights) which, when combined with the Ventana shares owned by Roche, Rocket Acquisition, and their affiliates, represent at least a majority of the outstanding Ventana shares on a fully diluted basis; (ii) the redemption or inapplicability of the Rights Plan; and (iii) the inapplicability of DGCL § 203 to the Proposed Merger.
8.  The Ventana Board owes the utmost fiduciary duties to the Ventana stockholders, including the duties of care and loyalty.  By failing to give good faith, reasonable consideration to Roche’s proposal and by prejudging the Tender Offer (and thereby suggesting they will fail to take action to satisfy the conditions of the Tender Offer), the Director Defendants have breached and continue to breach the fiduciary duties they owe to Ventana’s stockholders under Delaware law.
9.  Absent the relief sought by Plaintiffs, Roche Holdings, Rocket Acquisition and the Ventana stockholders will be irreparably harmed.  Such relief is necessary to ensure that the Ventana stockholders are provided the opportunity to decide whether to take advantage of the substantial premium offered by the Tender Offer and to ensure that the benefits of the Tender Offer are not forever lost.

THE PARTIES

10.  Plaintiff Rocket Acquisition is a corporation duly organized under the laws of the State of Delaware.  To date, Rocket Acquisition has engaged in no activities other than those incident to its formation and the commencement of the Tender Offer.  Rocket Acquisition is an indirect, wholly owned subsidiary of Roche Holdings and an indirect, wholly owned subsidiary of Roche.
11.  Plaintiff Roche Holdings is a corporation duly organized under the laws of the State of Delaware.  Roche Holdings is an indirect, wholly owned subsidiary of Roche.
12.  Roche is a joint stock company duly organized under the laws of Switzerland and the successor to a business that was founded more than 100 years ago.  Roche is a holding company which, through its subsidiaries and affiliates (collectively, the “Roche Group”), is a global leader in diagnostics and one of the world’s top ten pharmaceutical companies.  The Roche Group plays a leading role in various therapeutic areas, including cancer, virology, and transplantation.  The Roche Group is engaged in the discovery, development, manufacture, and marketing of pioneering therapeutic and diagnostic products and services.  The Roche Group employs approximately 74,000 individuals worldwide.
13.  Roche Holdings is the beneficial owner of 2,000 shares of Ventana common stock.

14.  Defendant Ventana is a corporation duly organized under the laws of the State of Delaware, with its principal executive offices located at 1910 Innovation Park Drive, Tucson, Arizona, 85755.  According to its most recent Form 10-K, Ventana is engaged in the development, manufacture, and marketing of instrument-reagent systems that automate slide staining in anatomical pathology (tissue testing) and drug discovery laboratories worldwide.  Ventana also markets consumable products, including reagents and other accessories required to operate its products.
15.  Defendant Christopher M. Gleeson (“Gleeson”) is the President and Chief Executive Officer of Ventana and a member of the Ventana Board, positions he has held since May 1999.  Gleeson joined Ventana in March 1999 as Executive Vice President and Chief Operating Officer.
16.  Defendant Jack W. Schuler (“Schuler”) is the Chairman of the Ventana Board, a position he has held since November 1995.  Schuler has served as a member of the Ventana Board since April 1991.
17.  Defendant John Patience (“Patience”) is the Vice Chairman of the Ventana Board, a position he has held since January 1999.  Patience has served as a member of the Ventana Board since July 1989.
18.  Defendant Thomas M. Grogan (“Grogan”) is a member of the Ventana Board, a position he has held since the founding of Ventana in June 1985.  Dr. Grogan served as the Chairman of the Ventana Board from June 1985 to November 1995.

In addition, Dr. Grogan currently serves as the Chief Scientific Officer and Chief Medical Director of Ventana.
19.  Defendants Thomas D. Brown, Rod Dammeyer, Edward M. Giles, Mark C. Miller, and James R. Weersing are members of the Ventana Board.
20.  Each of the Director Defendants was a member of the Ventana Board and, upon information and belief, participated in the decisions challenged herein, including the Ventana Board’s continued refusal to give due consideration to Roche’s proposal and the Proposed Acquisition.  The Director Defendants, as directors of Ventana, owe the utmost fiduciary duties of care and loyalty to the Ventana stockholders.

FACTUAL BACKGROUND
A.           The Ventana Rights Plan
21.  On March 9, 1998, the Ventana Board approved the adoption of the Rights Plan and declared a dividend of one preferred share purchase right (a “Right”) for each share of Ventana common stock outstanding as of the close of business on May 8, 1998.  The Rights are distributed and become exercisable for one five-hundredth of a share of Ventana’s Series A participating preferred stock at a price of $42.50 (the “Exercise Price”) upon the earlier of (i) 10 days after the first public announcement that any person has acquired beneficial ownership of 20% or more of Ventana’s common stock (an “Acquiring Person”); or (ii) 10 business days (or such later day as may be determined by the Ventana Board) after the commencement of, or announcement of the intention to make, a tender offer or exchange offer that, if successful, would result in the beneficial acquisition by any person of 20% or more of Ventana’s common stock.  The Rights expire on March 9, 2008, unless earlier redeemed or exchanged by action of the Ventana Board.
22.  Under the Rights Plan, if and when a person (such as Rocket Acquisition) becomes an Acquiring Person, all Rights other than those held by the Acquiring Person will “flip in,” and each right will be converted into a right to acquire, upon payment of the Exercise Price, shares of Ventana common stock having a value equal to two times the Exercise Price.  Thus, with respect to the Tender Offer, any holder of a Right (other than the Acquiring Person), will be able to purchase shares of Ventana common stock at a 50% discount, thereby diluting the Acquiring Person’s interest in Ventana.
23.  Similarly, under the Rights Plan, if and when Ventana engages in a merger or a sale of 50% or more of its assets (as is contemplated following the Tender Offer), the Rights will “flip-over” and be converted into the right to acquire, upon payment of the Exercise Price, shares of the acquirer’s or surviving corporation’s common stock having a value equal to two times the Exercise Price.  Thus, any holder of a Right (other than the Acquiring Person) will be able to purchase shares of the acquirer’s or surviving corporation’s stock at a 50% discount, thereby diluting the interest of the acquirer’s or surviving corporation’s existing stockholders.
24.  At any time after a person becomes an Acquiring Person and prior to the acquisition by such person of 50% or more of Ventana’s outstanding common stock, the

Ventana Board may exchange the Rights, other than those owned by the Acquiring Person, in whole or in part, at an exchange ratio of one share of common stock per Right.
25.  Under the Rights Plan, the Ventana Board may redeem all of the Rights, at a price of $0.01 per Right, at any time prior to the close of business on the earlier of  (i) the tenth day following the date of public announcement of the fact than an Acquiring Person has become such; or (ii) the expiration of the Rights Plan on March 9, 2008.  In addition, the Ventana Board may exempt a potential acquisition of shares from the Rights Plan if the securities are to be acquired pursuant to a merger agreement between Ventana and the potential acquirer, provided such agreement has been approved by the Ventana Board prior to the potential acquirer’s becoming an Acquiring Person.
26.  Rocket Acquisition’s acceptance of shares tendered pursuant to the Tender Offer will result in Rocket Acquisition’s becoming an Acquiring Person, which, in turn, will make the Rights exercisable for shares of Ventana’s common stock at a 50% discount of their market value for all stockholders other than Rocket Acquisition.
27.  This event would render the Tender Offer economically unfeasible for Rocket Acquisition to accomplish and would deprive Ventana’s stockholders of the ability to tender their shares and receive the significant benefits of the Proposed Acquisition unless the Ventana Board redeems the Rights, amends the Rights Plan, or otherwise takes action to render the Rights Plan inapplicable to the Tender Offer.

B.           The Delaware Business Combination Statute
28.  DGCL § 203 applies to any Delaware corporation that has not opted out of the statute’s coverage.  See 8 Del. C. § 203(b).  Ventana has not opted out of the statute’s coverage.
29.  DGCL § 203 was designed to impede coercive and inadequate tender and exchange offers.  DGCL § 203 provides that if a person acquires 15% or more of a corporation’s voting stock (thereby becoming an “interested stockholder” as defined by the Delaware statute), such interested stockholder may not engage in a “business combination” (defined to include a merger or consolidation) with the corporation for three years after becoming an interested stockholder, unless:

(i)
prior to the 15% acquisition, the board of directors of the corporation has approved either the business combination or the share acquisition resulting in the stockholder becoming an interested stockholder;

(ii)	the interested stockholder acquires 85% of the corporation’s voting stock in the same transaction in which it crosses the 15% threshold; or

(iii)
at or subsequent to the 15% acquisition, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders (and not by written consent), by the affirmative vote of at least 66⅔% of the outstanding voting stock which is not owned by the interested stockholder.

See 8 Del. C. § 203(a).
30.  By its previous responses to Roche’s efforts to negotiate a transaction with Ventana, the Ventana Board has indicated its refusal to exempt the Tender Offer from the application of DGCL § 203, either by approving the Tender Offer or the Proposed Merger.  That refusal is continuing.  The application of DGCL § 203 to the Tender Offer thus would delay the Proposed Merger (the second step in the transaction) and deprive Ventana’s stockholders of the substantial premium being offered for their shares for at least three years.  In addition, three years of the substantial benefits of the Proposed Acquisition to Ventana would be lost, and any number of events could occur within those three years that would prevent the Proposed Merger altogether.

C.	The Director Defendants Have Prejudged the Tender Offer Without a Good Faith, Reasonable Investigation into the Possible Benefits to the Ventana Stockholders
31.  Since January 2007, Roche repeatedly has attempted to engage Ventana’s management and the Ventana Board in a meaningful discussion concerning the merits of a possible business combination involving Ventana.  Ventana has remained unwilling to engage in any meaningful dialogue on this matter, thereby demonstrating that Ventana has prejudged the Tender Offer.
32.  On January 11, 2007, Dr. Severin Schwan, the Chief Executive Officer of Roche’s diagnostics division, called Gleeson to invite Gleeson to meet to discuss, generally, the histopathology business and, more specifically, potential collaborations between Roche and Ventana.
33.  On January 15, 2007, Gleeson sent an e-mail to Dr. Schwan agreeing to meet Dr. Schwan to discuss the possibility of collaborating, but noted that he was not interested in discussing any transaction in which Ventana would not remain an independent entity.

34.  On January 18, 2007, Dr. Schwan had dinner with Gleeson.  During dinner, Dr. Schwan described Roche’s strategic interest in entering the broader histopathology market, Roche’s proposal to make an equity investment in Ventana, the structure of Roche’s proposed investment, and the synergies that would be created by a strategic partnership between Roche and Ventana.
35.  As a follow-up to dinner, on January 26, 2007, Dr. Schwan e-mailed Gleeson to reiterate Roche’s belief that the proposed strategic partnership and equity investment would create value for both Roche’s and Ventana’s stockholders.  In addition, Dr. Schwan provided Gleeson with additional information regarding the topics discussed during dinner the previous week.
36.  On January 31, 2007, Gleeson e-mailed Dr. Schwan to inform him that the Ventana Board was not interested in any partnership that would result in another company obtaining an equity position in Ventana.
37.  On February 12, 2007, Dr. Franz Humer, the Chairman and Chief Executive Officer of Roche, sent a letter to Schuler again highlighting Roche’s strategic interest in entering the broader histopathology market and its desire to pursue a strategic partnership with Ventana.  In addition, Dr. Humer outlined Roche’s preliminary view that Roche and Ventana should pursue a partnership model similar to Roche’s relationship with Genentech.  Under such an arrangement, Roche would acquire a majority of the shares of Ventana at a premium to market (including an appropriate control premium), and Ventana would continue to be both publicly traded and managed and headquartered in

Arizona.  Dr. Humer also expressed his belief that such a partnership would provide substantial benefits to Roche, Ventana, and their respective stockholders.
38.  On March 6, 2007, Schuler sent a letter to Dr. Humer informing him that the Ventana Board was not interested in pursuing a strategic transaction with Roche.
39.  On March 12, 2007, Dr. Humer sent a letter to Schuler expressing both his disappointment in Ventana’s response and Roche’s continued willingness to enter into a mutually beneficial transaction with Ventana.
40.  On June 18, 2007, Dr. Humer called Schuler and asked to meet with him in the United States during that week to present Roche’s proposal to enter into a strategic transaction with Ventana.  Schuler informed Dr. Humer that he was unable to agree to a meeting or commit to responding to Dr. Humer’s request within any specific period of time until he had discussed the matter with the Ventana Board.
41.  Following Dr. Humer’s call with Schuler, Dr. Humer sent a letter to Schuler (copying the Ventana Board), dated June 18, 2007, expressing his regret that Schuler was unable to confirm a meeting with Dr. Humer or to agree to respond to Dr. Humer’s request within any specific time frame.3  In his letter, Dr. Humer recounted the history of Roche’s attempts to engage Ventana’s management and the Ventana Board in a discussion on the merits of a possible business combination involving the companies.

1 The full text of Dr. Humer’s June 18 letter is included in section 11, “Background of the Offer” of the Offer to Purchase (annexed hereto as Exhibit 2).

Given that Ventana had declined to engage in any meaningful dialogue on this matter, Dr. Humer presented a revised proposal for Roche to acquire all of the outstanding common stock of Ventana for a price of $75 per share in cash.  Dr. Humer expressed Roche’s belief that this price is a full and fair one, and that Roche expects that the Ventana stockholders would welcome the opportunity to sell their shares at a significant premium to both the current and historical market values.  Dr. Humer noted further that Roche’s proposal contemplates the continued employment of Ventana’s management and other employees following the consummation of a transaction, and Ventana’s headquarters remaining in Arizona.  Dr. Humer requested that Schuler respond to this letter at his earliest convenience and preferably no later than June 25, 2007.
42.  On June 22, 2007, Dr. Humer sent an e-mail to Schuler reiterating his request that Schuler respond to Dr. Humer’s letter by June 25.  In addition, Dr. Humer informed Schuler that he planned to call him on the morning of June 25.
43.  Later on June 22, 2007, Dr. Humer received a letter from Schuler, dated June 20, 2007, informing him that the Ventana Board planned to meet during the middle of the following week to consider the proposal made by Roche in the June 18 letter.  Schuler also indicated in his letter that Ventana would advise Roche of its decision following the meeting.
44.  On the morning of June 25, 2007, Dr. Humer called Schuler but was told that Schuler was unavailable, and that Schuler would not be available to speak with Dr. Humer.

45.  Later on June 25, 2007, after the close of the market, Roche issued the Press Release announcing its intention to commence the Tender Offer and reiterating its strong  and continued preference to pursue a negotiated transaction with Ventana.
46.  The Press Release included the full text of a letter sent by Dr. Humer to Schuler (copying the Ventana Board), dated June 25, 2007, concerning Roche’s intention to commence the Tender Offer.  In the letter, Dr. Humer explained that, in light of Schuler’s unwillingness to agree to meet for a discussion concerning a possible business combination between Ventana and Roche, or even to take Dr. Humer’s call, Roche decided to publicly disclose its proposal.  Moreover, Dr. Humer explained that, in light of the unique opportunity and important stockholder interests at issue, Roche believes that it is imperative to continue to pursue this matter — notwithstanding Ventana’s refusal to engage with Roche concerning a possible negotiated transaction.  Dr. Humer outlined the terms of the Tender Offer and reiterated Roche’s intent to retain Ventana’s management team and employees and to maintain Ventana’s headquarters in Arizona.  Dr. Humer also reiterated that Roche continues to prefer a negotiated transaction with Ventana.  Lastly, Dr. Humer stated that Roche and its legal and financial advisors remain ready to meet with representatives from Ventana at any time to discuss the proposal and to answer any questions Ventana may have.
47.  On June 26, 2007, Ventana issued a press release recommending that its shareholders take no action in response to the announcement by Roche that it intended to commence the Tender Offer.  In the June 26 press release, Ventana stated that “following the commencement of the tender offer,” the Ventana Board “will make a recommendation to shareholders within 10 business days.”
48.  On June 27, 2007, Rocket Acquisition formally commenced the Tender Offer.
49.  To date ― and notwithstanding Schuler’s statement in his June 20 letter that Ventana would advise Roche of its response to Roche’s proposal following the Ventana Board’s meeting during the middle of the week of June 25 ― Ventana has not engaged Roche in any discussion concerning the Tender Offer.  Ventana’s June 26 press release suggests that Ventana has no intention of doing so.
50.  The Director Defendants have failed to discharge their fiduciary duties by refusing properly to consider Roche’s proposal and by prejudging the Tender Offer and the Proposed Merger.  Over the past five months, and despite the clear-cut and significant economic benefits for the Ventana stockholders, the Director Defendants repeatedly failed to give good faith, reasonable, and due consideration to Rocket Acquisition’s non-coercive, non-threatening proposal.  In fact, the Ventana Board summarily rejected Roche’s overtures without engaging Roche in any meaningful dialogue.  The Ventana Board thus deliberately refused to inform itself of crucial facts central to the welfare of Ventana and its stockholders, thereby depriving the Ventana stockholders of the opportunity to decide whether to accept the substantial premium offered by Rocket Acquisition in the Tender Offer.  And now, faced with the imminence of the Tender Offer, the Ventana Board seeks to manufacture the appearance of a process to consider the Tender Offer.  Such a “process” is illusory.  There is no legitimate purpose or justification for Schuler’s refusal on June 18 to schedule a meeting with Dr. Humer, Schuler’s refusal on June 25 to accept Dr. Humer’s telephone call, or Ventana’s failure to inform Roche of the Ventana Board’s reaction to Roche’s proposal (as Schuler indicated they would in his June 20 letter).   Ventana’s most recent statements that the Ventana Board will meet to discuss Roche’s proposal is nothing more than a stall tactic to provide the appearance of diligence in an effort to preempt a claim of fiduciary breach.

D.	Additional Takeover Defenses Insulate the Unlawful Actions of the Ventana Board
51.  Ventana’s corporate charter and bylaws contain certain additional takeover defenses that further insulate the decisions of the Ventana Board and will prevent Rocket Acquisition from consummating the Tender Offer.  Ventana’s bylaws provide for a classified board of directors, with directors divided into three classes with staggered terms and only one class standing for election each year.  The classified board may be removed only by an amendment to Ventana’s bylaws.  Furthermore, the Ventana corporate charter prohibits the Ventana stockholders from acting by written consent, and the Ventana bylaws prohibit the Ventana stockholders from calling a special meeting.  Therefore, the earliest Rocket Acquisition or the Ventana stockholders could seek to replace the Ventana Board or take other action concerning the Tender Offer, is at Ventana’s 2008 Annual Meeting, which, according to Ventana’s regulatory filings, is not expected to be held until May 2008.

IRREPARABLE INJURY

52.  The unlawful actions of the Director Defendants, including their continuing refusal to engage with Roche to discuss a possible business combination and failures to consider Roche’s proposal, to redeem the Rights or to render inapplicable the Rights Plan, and to exempt the Proposed Acquisition from DGCL § 203, will prevent the Ventana stockholders from deciding whether to accept the benefits of the Proposed Acquisition and thereby are causing and will cause Plaintiffs and the Ventana stockholders irreparable harm.
53.  The unlawful actions of the Director Defendants further threaten to deprive Rocket Acquisition of the opportunity to proceed with its Tender Offer and the Proposed Acquisition.  The loss of these opportunities, which are unique, constitutes irreparable harm which cannot adequately be remedied later.
54.  Because Ventana’s corporate charter and bylaws contain certain additional takeover defenses that insulate the decisions of the Ventana Board, including provisions for a classified board and prohibitions on Ventana’s stockholders from calling special meetings or acting by written consent, the earliest Plaintiffs or other Ventana stockholders could seek to replace the Ventana Board or take other action concerning the Tender Offer, is at Ventana’s 2008 Annual Meeting, which, according to Ventana’s regulatory filings, is not expected to be held until May 2008.
55.  Unless the Ventana Board is restrained by this Court and ordered to remove the roadblocks to a potential transaction, the substantial benefits of the Proposed

Acquisition will be forever lost.  The injury to Plaintiffs and the Ventana stockholders will not be compensable in money damages.  Plaintiffs have no adequate remedy at law.

COUNT I
(Breach of Fiduciary Duty:  The Rights Plan)
56.  Plaintiffs repeat and reallege each and every allegation set forth in the foregoing paragraphs 1 through 55 as if fully set forth herein.
57.  The Director Defendants owe Ventana’s stockholders the utmost fiduciary duties of care and loyalty.
58.  The Tender Offer is non-coercive and non-discriminatory, is fair to Ventana’s stockholders, and poses no threat to Ventana’s corporate policy and effectiveness.  Nonetheless, the Director Defendants prejudged the Tender Offer and summarily refused to engage Roche in a meaningful dialogue or to adequately inform themselves about the merits of the Proposed Acquisition.
59.  The Director Defendants’ failure to redeem the Rights or to render the Rights Plan inapplicable to the Proposed Acquisition has no economic justification, serves no legitimate purpose, and is not a reasonable response to Roche’s proposal and/or the Proposed Acquisition, which pose no threat to the interests of Ventana’s stockholders or to Ventana’s corporate policy and effectiveness.  The Director Defendants’ failure to redeem the Rights or to render the Rights Plan inapplicable to the Proposed Acquisition will deprive Ventana’s stockholders of the right to decide whether to maximize their wealth by selling their Ventana shares at the premium offered by the Proposed

Acquisition.  Accordingly, the actions of the Director Defendants are in breach of the fiduciary duties the Director Defendants owe to Ventana’s stockholders under applicable Delaware law.
60.  The unlawful actions of the Director Defendants will prevent the Ventana stockholders from deciding whether to accept the benefits of the Proposed Acquisition and thereby are causing and will cause Plaintiffs and the Ventana stockholders irreparable harm.
61.  The unlawful actions of the Director Defendants further threaten to deprive Rocket Acquisition of the opportunity to proceed with its Tender Offer and the Proposed Acquisition.  The loss of these opportunities, which are unique, constitutes irreparable harm which cannot be adequately remedied later.
62.  Because Ventana’s corporate charter and bylaws contain certain additional takeover defenses that insulate the decisions of the Ventana Board, including provisions for a classified board and prohibitions on Ventana’s stockholders from calling special meetings or acting by written consent, the earliest Plaintiffs or the Ventana stockholders could seek to replace the Ventana Board or take other action concerning the Tender Offer, is at Ventana’s 2008 Annual Meeting, which, according to Ventana’s regulatory filings, is not expected to be held until May 2008.
63.  Unless the Ventana Board is restrained by this Court and ordered to remove the roadblocks to a potential transaction, the substantial benefits of the Proposed

Acquisition will be forever lost.  The injury to Plaintiffs and the Ventana stockholders will not be compensable in money damages.  Plaintiffs have no adequate remedy at law.

COUNT II
(Breach of Fiduciary Duty:  DGCL § 203)
64.  Plaintiffs repeat and reallege each and every allegation set forth in the foregoing paragraphs 1 through 63 as if fully set forth herein.
65.  The Director Defendants owe Ventana’s stockholders the utmost fiduciary duties of care and loyalty.
66.  The Ventana Board is empowered by DGCL § 203 to render the statute inapplicable to the Proposed Acquisition by approving the Tender Offer or the Proposed Merger.
67.  The Director Defendants’ failure to approve the Tender Offer or otherwise render DGCL § 203 inapplicable to the Proposed Acquisition has no economic justification, serves no legitimate purpose, and is not a reasonable response to Roche’s proposal and/or the Proposed Acquisition, which pose no threat to the interests of Ventana’s stockholders or to Ventana’s corporate policy and effectiveness.  The Director Defendants’ failure will deprive Ventana’s stockholders of the right to decide whether to maximize their wealth by selling their Ventana shares at the premium offered by the Proposed Acquisition.  Accordingly, the actions of the Director Defendants are in breach of the fiduciary duties the Director Defendants owe to Ventana’s stockholders under applicable Delaware law.

68.  The unlawful actions of the Director Defendants will prevent the Ventana stockholders from deciding whether to accept the benefits of the Proposed Acquisition and thereby are causing and will cause Plaintiffs and the Ventana stockholders irreparable harm.
69.  The unlawful actions of the Director Defendants further threaten to deprive Rocket Acquisition of the opportunity to proceed with its Tender Offer and the Proposed Acquisition.  The loss of these opportunities, which are unique, constitutes irreparable harm which cannot adequately be remedied later.
70.  Because Ventana’s corporate charter and bylaws contain certain additional takeover defenses that insulate the decisions of the Ventana Board, including provisions for a classified board and prohibitions on Ventana’s stockholders from calling special meetings or acting by written consent, the earliest Rocket Acquisition or the Ventana stockholders could seek to replace the Ventana Board or take other action concerning the Tender Offer, is at Ventana’s 2008 Annual Meeting, which, according to Ventana’s regulatory filings, is not expected to be held until May 2008.
71.  Unless the Ventana Board is restrained by this Court and ordered to remove the roadblocks to a potential transaction, the substantial benefits of the Proposed Acquisition will be forever lost.  The injury to Plaintiffs and the Ventana stockholders will not be compensable in money damages.  Plaintiffs have no adequate remedy at law.

COUNT III
(Declaratory and Injunctive Relief:  Anti-Takeover Devices)
72.  Plaintiffs repeat and reallege each and every allegation set forth in the foregoing paragraphs 1 through 71 as if fully set forth herein.
73.  The Director Defendants owe Ventana’s stockholders the utmost fiduciary duties of care and loyalty.
74.  The adoption of any defensive measures against the Tender Offer or the Proposed Merger, or that would prevent a future board of directors from exercising its fiduciary duties — including, but not limited to, amendments to the Rights Plan, amendments to Ventana’s bylaws, pursuit of alternative transactions with substantial breakup fees and/or lockups, “White Knight” stock issuances, changes to licensing agreements, or executive compensation agreements with substantial payments triggered by a change in control — would itself be a breach of the Director Defendants’ fiduciary duties to Ventana’s stockholders.
75.  The adoption of any such defensive measures would prevent the Ventana stockholders from deciding whether to accept the benefits of the Proposed Acquisition and would thereby cause Plaintiffs and the Ventana stockholders irreparable harm.
76.  Unless the Ventana Board is restrained by this Court and ordered to remove the roadblocks to a potential transaction, the substantial benefits of the Proposed Acquisition will be forever lost.  The injury to Plaintiffs and the Ventana stockholders will not be compensable in money damages.  Plaintiffs have no adequate remedy at law.

WHEREFORE, for the reasons set forth above, Plaintiffs respectfully request that this Court:
a.  declare that the Director Defendants have breached their fiduciary duties to the Ventana stockholders under Delaware law by failing to redeem the Rights or to render the Rights Plan inapplicable to the Tender Offer;
b.  compel the Defendants to redeem the Rights or to render the Rights Plan inapplicable to the Proposed Acquisition;
c.  declare that the Director Defendants have breached their fiduciary duties to the Ventana stockholders under Delaware law by failing to render DGCL § 203 inapplicable to the Proposed Acquisition;
d.  compel the Defendants to approve the Tender Offer and Proposed Merger for purposes of DGCL § 203 and to enjoin Defendants, their officers, agents, servants, employees, attorneys, stockholders, and persons acting in concert or in participation with them from taking any action to enforce or apply DGCL § 203 that would impede, thwart, frustrate, or interfere with the Proposed Acquisition;
e.  declare that the adoption of any further measure that has the effect of impeding, thwarting, frustrating, or interfering with the Tender Offer or the Proposed Merger constitutes a breach of the Director Defendants’ fiduciary duties;
f.  enjoin the Defendants, their officers, agents, servants, employees, attorneys, stockholders, and persons acting in concert or in participation with them from adopting any measure that has the effect of impeding, thwarting, frustrating, or interfering with the Tender Offer or the Proposed Merger;
g.  award Plaintiffs their costs and disbursements in this action, including reasonable attorneys’ and experts’ fees; and
h.  grant Plaintiffs such other and further relief as this Court may deem just and proper.

/s/ Allen M. Terrell, Jr.
OF COUNSEL: DAVIS POLK & WARDWELL Arthur F. Golden Lawrence Portnoy Scott B. Luftglass Brian M. Burnovski 450 Lexington Avenue New York, New York 10017 (212) 450-4000
Allen M. Terrell, Jr. (#709)
Lisa A. Schmidt (#3019)
Rudolf Koch (#4947)
Blake K. Rohrbacher (#4750)
RICHARDS LAYTON & FINGER, P.A.
One Rodney Square
920 North King Street
Wilmington, Delaware  19801
(302) 651-7700

Attorneys for Plaintiffs Roche Holdings, Inc. and Rocket Acquisition Corporation

Dated: June 29, 2007